UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lapolla Industries, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

516648 10 2
(CUSIP Number)

Richard J. Kurtz c/o Lapolla Industries, Inc. Intercontinental Business Park 15402 Vantage Parkway East, Suite 322 Houston, Texas 77032 (281) 219-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2
1. Names of Reporting Persons. Richard J. Kurtz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 83,176,525 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 83,176,525 (1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 83,176,525 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 72.1% (3)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 82,376,525 shares of Common Stock, and (ii) 800,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this report.

(2)	This amount does not reflect an additional (i) 400,000 shares of Common Stock issuable upon exercise of options that are subject to vesting and are not exercisable within 60 days of the date of this report, and (ii) 1,249,228 shares of Common Stock subject to vesting for more than 60 days after the date of this report. The Reporting Person does not have voting or dispositive control with respect to shares of Common Stock subject to vesting.

(3)	The percentage ownership interest is determined based on 115,423,905 shares of common stock outstanding as of October 29, 2014, as reported by Lapolla Industries, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2014.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3. of the Schedule 13D is amended by adding the following:

The Reporting Person has acquired shares of Common Stock and options to purchase shares of Common Stock pursuant to the following transactions:

(lxviii)	On December 2, 2014, in connection with a private placement, the Reporting Person acquired 3,908,453 shares of Common Stock from the Issuer, in exchange for the cancellation of $1,485,212 of debt owed by the Company to him, of which $1,300,000 was the principal amount of a promissory note dated April 16, 2012 and $185,212 was the accrued and unpaid interest thereon. The purchase price for each share of Common Stock was based on the closing price of the Company's Common Stock on December 1, 2014, or $.38 per share.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) – The information contained on the cover pages to this Schedule 13D/A and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of the date of this report on Schedule 13D/A, the Reporting Person beneficially owns directly 83,176,525 shares of Common Stock, which includes 82,376,525 shares of Common Stock and 800,000 shares of Common Stock issuable upon exercise of options that are vested and exercisable within 60 days of the date of this report. The aforementioned number of shares represents approximately 72.1% of the shares of Common Stock outstanding as of such date. The above percentage interest is determined based on 115,423,905 shares of Common Stock outstanding as of October 29, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2014. The Reporting Person has sole voting and dispositive power over 72.1% shares of Common Stock and will have sole and dispositive power over any shares of Common Stock issued upon exercise of the stock options held by the Reporting Person.

The 83,176,525 shares of Common Stock reported above as beneficially owned by the Reporting Person does not include (i) options to purchase an additional 400,000 shares of Common Stock, all of which remain subject to vesting and are not currently exercisable within 60 days of the date of this report and (ii) 1,249,228 shares of Common Stock subject to vesting for more than 60 days after the date of this report. The Reporting Person does not have voting or dispositive control with respect to shares of Common Stock subject to vesting by the Issuer.   Other than as set forth in Item 3 of this Schedule 13D the Reporting Person has not executed any transactions in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 5 hereof is incorporated herein by reference in this Item 6. Except as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2014

/s/ Richard J. Kurtz

Richard J. Kurtz